SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Discovery of new light oil accumulation in Sergipe-Alagoas Basin

Rio de Janeiro, December 10, 2012 – Petróleo Brasileiro S.A. – Petrobras informs the discovery of a new light oil accumulation in ultra deep waters of Sergipe-Alagoas Basin, at concession area BM-SEAL-11, located in block SEAL-M-349. The discovery took place during drilling of well 1-BRSA-1104-SES (1-SES-166).

The well is 105 km from the municipality of Aracaju, off the coast of Sergipe State, at a water depth of 2,328 meters. This well is still being drilled and has reached a depth of 5,768 meters. This is Petrobras’s fifth hydrocarbon discovery in ultra deep waters of Sergipe-Alagoas Basin this year. In 2012, Petrobras had announced the presence of hydrocarbon accumulations in wells 1-SES-168 (Moita Bonita), 3-SES-165 (Discovery Assessment Plan -Barra), 1-SES-167 (Farfan) and 1-SES-172 (Muriú).

The discovery of well 1-SES-166, informally known as Cumbe, occurred in reservoirs of the Calumbi formation. The discovery was confirmed through log data analysis. Studies of pressures recorded in the reservoirs and fluid sampling have indicated the presence of light hydrocarbons. The oil was found in excellent quality reservoirs, with thickness of 41 meters. Petrobras is the operator of the SEAL-M-349 concession, with a stake of 60%, in partnership with IBV do Brasil (40%).

Petrobras is going to proceed with drilling operations to a depth of 6,125 meters. Following the final logging, the Discovery Assessment Plan will be presented to the National Petroleum, Natural Gas and Biofuels Agency (ANP).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

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